UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Donovan, Paul
   Sundstrand Corporation
   4949 Harrison Avenue
   P.O. Box 7003
   Rockford, IL  61125-7003
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |03/31/|    |V|15.624            |A  |$60.50     |---                |I     |401(k) Plan                |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |05/01/|    |V|12.576            |D  |N/A        |---                |I     |401(k) Plan                |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |2|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |06/30/|    |V|24.603            |A  |$57.25     |---                |I     |401(k) Plan                |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |08/31/|    |V|25.005            |A  |$45.5625   |5,359.569          |I     |401(k) Plan                |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |12/08/|J(3)|V|15,600            |D(3|N/A(3)     |26,400             |D     |---                        |
                           |98    |    | |                  |)  |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Restricted Stock Unit |$0.00   |12/08|J(3)|V|15,600(3)  |A  |     |     |Common Stock|15,600 |       |---         |D  |---         |
                      |        |/98  |    | |           |   |     |     |            |       |       |            |   |            |
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Restricted Stock Unit |$0.00   |12/08|A(4)|V|7,000      |A  |     |     |Common Stock|7,000  |       |22,600      |D  |---         |
                      |        |/98  |    | |           |   |     |     |            |       |       |            |   |            |
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Employee Nonqualified |$50.5938|12/08|A(5)|V|35,000     |A  |(5)  |12/08|Common Stock|35,000 |       |95,000      |D  |---         |
Stock Option (Right to|        |/98  |    | |           |   |     |/08  |            |       |       |            |   |            |
 Buy)/wTandem Withhold|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ing Right             |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)Allocated to the Reporting Person's account pursuant to an automatic dividend reinvestment feature of the Sundstrand Corporation Employee
Savings Plan-Sundstrand Stock
Fund.
(2)Adjustment to number of shares owned by the Reporting Person under Sundstrand Corporation's Employee Savings Plan-Sundstrand Stock Fund to reflect fees charged by Vanguard in connection with the Sundstrand Corporation Employee Savings Plan-Sundstrand Stock Fund.
(3)All of the Reporting Person's outstanding restricted stock under the Company's 1989 Restricted Stock Plan was converted to restricted stock units under that
Plan.
(4)Award of restricted stock units under the Company's Stock Incentive Plan in transaction exempt under Section 16b-3(d). A restricted stock unit entitles the holder to receive one share of the Company's Common Stock when the restrictions lapse and the unit has become payable. Restrictions lapse on 20% of the restricted stock units on each of the fifth through ninth anniversary dates of the grant.
(5)Grant to the Reporting Person of 35,000 options to buy Common Stock under the Company's Stock Incentive Plan in transaction exempt under Rule
16b-3(d). Options become exercisable at the rate of 25% of each grant on the second through fifth anniversary dates of December 8, 1998. Of the remaining 60,000 stock options held by the Reporting Person, 5,000 first became exercisable on November 15, 1998, and 5,000 will become exercisable on November 15, 1999, all with an exercise price of $22.375 and an expiration date of November 15, 2004; 5,000 first became exercisable on November 19, 1998, and 5,000 will become exercisable on each of November 19, 1999, November 19, 2000, and November 19, 2001, all with an exercise price of $38.9375 and an expiration date of November 19, 2006; and 7,500 will become exercisable on each of November 18, 1999, November 18, 2000, November 18, 2001, and November 18, 2002, all with an exercise price of $51.3125 and an expiration date of November 18, 2007.
All of the nonexercisable stock options, in the event of a "Change of Control" as defined in the Plan under which they were granted, may become immediately exercisable unless specifically prohibited by the terms of applicable law.